May 24, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR

Re:	Registrants: Loomis Sayles Funds I
File No.: 811-08282
Filing Type: Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on May 7, 2010, relating to the post-effective amendment to the registration statement on Form N-1A of Loomis Sayles Funds I (the “Registrant”), for Loomis Sayles Inflation Protected Securities Fund and Loomis Sayles Intermediate Duration Bond Fund (formerly, Loomis Sayles Intermediate Duration Fixed Income Fund) (each, the “Fund” and together, the “Funds”), which was filed with the Commission on March 29, 2010 (the “Registration Statement”).

For your convenience, we have summarized the Staff’s comments below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement. References to page numbers are to the Prospectus and Statement of Additional Information included in the Registration Statement.

1. Comment. On the Cover Page to the Prospectus, remove the sentence “Loomis, Sayles & Company, L.P., which has been an investment adviser since 1926, is the investment adviser of the Funds.”

    Response. In response to this comment, the sentence has been removed.

2. Comment. In the Annual Fund Operating Expenses table on page 1 of the Prospectus, remove the parenthetical in the line item “Other Expenses” which states “(Other expenses are based on estimated amounts for the current fiscal year),” as this is not a new fund.

    Response. In response to this comment, the indicated parenthetical has been revised to read as follows: “(Other expenses have been restated to reflect current expenses.)”. This approach is consistent with a comment made by the Staff to the Natixis Funds earlier this year with respect to the registration statement filing for the Absolute Asia Dynamic Equity Fund, in which a member of the Staff requested that certain expenses not based on a prior fiscal year be included as a parenthetical.

3. Comment. In footnote 1 to the section “Fund Fees & Expenses” on page 1 of the Prospectus, change the italicized font to regular font.

    Response. In response to this comment, the indicated footnote has been changed to regular font.

4. Comment. In footnote 1 to the section “Fund Fees & Expenses” on page 1 of the Prospectus, do the references to “this undertaking” refer to the fee waiver of expenses over 65 basis points?

    Response. The Registrant confirms that the references to “this undertaking” do refer to the fee waiver of expenses over 65 basis points.

5. Comment. In footnote 1 to the section “Fund Fees & Expenses” on page 1 of the Prospectus, make the following change to the second sentence:

“This undertaking is in effect through January 31, 2012~~, and is reevaluated on an annual basis~~.”

    Response. In response to this comment, this language has been revised accordingly.

6. Comment. In the third paragraph under the sub-section “Principal Investment Strategies” on page 2 of the Prospectus, please disclose whether the inflation-protected debt securities issued by U.S. Government agencies and instrumentalities other than the U.S. Treasury, by other entities such as corporations and foreign governments and by foreign issuers (as referenced in the first sentence of the paragraph) are rated.

    Response. The securities referenced above in which the Fund invests are generally, although not always, rated by one of the three major rating agencies.

7. Comment. In the third paragraph under the sub-section “Principal Investment Strategies” on page 2 of the Prospectus, please add disclosure describing credit default swaps.

    Response. In response to this comment, the following disclosure has been added: “(including credit default swaps, in which one party agrees to make periodic payments to a counterparty in exchange for the right to receive a payment in the event of a default of the underlying reference security).”

8. Comment. In the sub-section “Principal Risks” on page 2 of the Prospectus, add disclosure regarding expropriation risk to “Foreign Securities Risk.”

    Response. The Registrant has included disclosure regarding expropriation risk in “Foreign Securities Risk” under the section “More About Risk” on page 14 of the Prospectus.

9. Comment. In the first paragraph under the sub-section “Risk/Return Bar Chart and Table” on page 3 of the Prospectus, remove the sentence which states “The Fund’s performance may have been different had the current principal investment strategies been in place for all periods.”

    Response. In response to this comment, this sentence has been removed from the Prospectus and included in the Statement of Additional Information.

10. Comment. In the second paragraph under the sub-section “Risk/Return Bar Chart and Table” on page 3 of the Prospectus, revise the first sentence to indicate that returns shown are for Institutional Class shares and add corresponding footnote, per Instruction 3(b) to Item 4(b)(2) of Form N-1A.

      Response. The Registrant respectfully submits that the current disclosure with respect to Institutional Class performance is consistent with previous no-action relief granted by the Staff. See Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997). In Quest for Value, the Staff granted no-action relief when a closed-end management investment company proposed to, after its conversion to an open-end management investment company with similar investment objectives and personnel, present performance information from the closed-end fund that was (i) based on the performance information of only one of its classes of shares and (ii) restated to reflect the fees and expenses for each particular new class as disclosed in its registration statement. In connection with this relief, the Staff stated the following: “While this position of the staff is being expressed in the context of the Fund’s conversion from a closed-end fund to an open-end fund, the staff would take a similar view with respect to any restatement of a fund’s standardized total return to reflect a higher level of internal fund expenses than were actually paid by the fund, subject to these representations.”

11. Comment. In the heading “Total Returns for Retail Class Shares” on page 3 of the Prospectus, replace “Retail” with “Institutional,” per Instruction 3(b) to Item 4(b)(2) of Form N-1A.

      Response. Please refer to the response to Comment 10.

12. Comment. Delete the first paragraph under the table entitled “Total Returns for Retail Class Shares,” on page 3 of the Prospectus.

      Response. In response to this comment, the indicated language has been removed.

13. Comment. In the first paragraph under the table entitled “Average Annual Total Returns for the periods ended December 31, 2009” on page 4 of the Prospectus, delete the last sentence which states “In some cases the after-tax returns may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of Fund shares at the end of the measurement period” if the sentence does not apply to the Fund.

      Response. In response to this comment, this sentence has been removed.

14. Comment. In the paragraph under the section “Tax Information” on page 4 of the Prospectus, make the following changes:

“Fund distributions are generally taxable to you as ordinary income or capital gain, except for~~. Distributions by the Fund to~~ retirement plans and other investors that qualify for tax-exempt treatment under U.S. federal income tax law generally. ~~will not be taxable. Special rules apply to investments through such retirement plans. If your investment is through such a plan, you should consult your tax adviser to determine the suitability of the Fund as an investment through your plan and the tax treatment of distributions to you (including distributions of amounts attributable to an investment in the Fund) from the plan.~~”

      Response. In response to this comment, this language has been revised accordingly.

15. Comment. In the Annual Fund Operating Expenses table on page 5 of the Prospectus, remove the parenthetical in the line item “Other Expenses” which states “(Other expenses are based on estimated amounts for the current fiscal year),” as this is not a new fund.

      Response. Please refer to the response to Comment 2.

16. Comment. In footnote 1 to the section “Fund Fees & Expenses” on page 5 of the Prospectus, change the italicized font to regular font.

      Response. In response to this comment, the indicated footnote has been changed to regular font.

17. Comment. In footnote 1 to the section “Fund Fees & Expenses” on page 5 of the Prospectus, do the references to “this undertaking” refer to the fee waiver of expenses over 65 basis points?

      Response. The Registrant confirms that the references to “this undertaking” do refer to the fee waiver of expenses over 65 basis points.

18. Comment. In footnote 1 to the section “Fund Fees & Expenses” on page 5 of the Prospectus, make the following change to the second sentence:

“This undertaking is in effect through January 31, 2012~~, and is reevaluated on an annual basis.~~”

      Response. In response to this comment, this language has been revised accordingly.

19. Comment. In the fifth paragraph under the sub-section “Principal Investment Strategies” on page 6 of the Prospectus, please confirm that the U.S. dollar-denominated securities, obligations of supranational entities, mortgage-backed securities and mortgage dollar rolls (as referenced in the first three sentences of the paragraph) are not excluded from the concentration policy for the Fund.

      Response. The Registrant confirms that the referenced U.S. dollar-denominated securities of foreign issuers will be aggregated with other securities that fall under the same industry classifications used by the Fund for purposes of determining compliance with its concentration policies. The Registrant confirms that obligations of supranational entities have an industry classification of “supranational,” and thus such investments are classified as supranational investments by the Fund when determining industry concentrations. Agency mortgage-backed securities are treated as government securities and therefore not part of any industry. Non-agency backed residential mortgage-backed securities are considered to be in a different industry than commercial mortgage-backed securities. The Registrant believes such a policy is reasonable in accordance with historical Staff guidance on this issue.1 Mortgage dollar rolls, which involve the sale of a mortgage-backed security and an agreement to repurchase the security at a specified time and price, are treated the same as the underlying mortgage-backed security.

20. Comment. In the second paragraph under the sub-section “Risk/Return Bar Chart and Table” on page 7 of the Prospectus, revise the sentence to indicate that returns shown are for Institutional Class shares and add corresponding footnote, per Instruction 3(b) to Item 4(b)(2) of Form N-1A.

      Response. Please refer to the response to Comment 10.

[1]

In determining industry classification, the Staff historically has permitted a registrant to define its own industry classification so long as the classification is reasonable and the primary economic characteristics of the companies in a single industry do not materially differ from each other. See Registration Form Used by Open-End Management Investment Companies; Guidelines, Release No. 33-6479 (August 12, 1983). Although the guidelines have since been rescinded, we believe Guide 19 continues to be instructive in determining whether the Fund’s policy meets the 1940 Act requirements.

21. Comment. In the heading “Total Returns for Retail Class Shares” on page 7 of the Prospectus, replace “Retail” with “Institutional,” per Instruction 3(b) to Item 4(b)(2) of Form N-1A.

      Response. Please refer to the response to Comment 10.

22. Comment. Delete the first paragraph under the table entitled “Total Returns for Retail Class Shares,” on page 7 of the Prospectus.

      Response. In response to this comment, the indicated language has been removed.

23. Comment. In the first paragraph under the table entitled “Average Annual Total Returns for the periods ended December 31, 2009” on page 8 of the Prospectus, delete the last sentence which states “In some cases the after-tax returns may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of Fund shares at the end of the measurement period” if the sentence does not apply to the Fund.

      Response. In response to this comment, this sentence has been removed.

24. Comment. In the paragraph under the section “Tax Information” on page 8 of the Prospectus, make the following changes:

“Fund distributions are generally taxable to you as ordinary income or capital gain, except for~~. Distributions by the Fund to~~ retirement plans and other investors that qualify for tax-exempt treatment under U.S. federal income tax law generally. ~~will not be taxable. Special rules apply to investments through such retirement plans. If your investment is through such a plan, you should consult your tax adviser to determine the suitability of the Fund as an investment through your plan and the tax treatment of distributions to you (including distributions of amounts attributable to an investment in the Fund) from the plan.~~”

      Response. In response to this comment, this language has been revised accordingly.

25. Comment. Include disclosure relating to Frequent Trading, as found in the section “More Information about Investment Strategies” on page 9 of the Prospectus, in the “Investments, Risks and Performance” section for the Loomis Sayles Inflation Protected Securities Fund, if the Fund has a history of frequent trading.

      Response. The Registrant respectfully submits that, pursuant to instruction 7 to Item 9(b)(1) of Form N-1A, it is appropriate to include such information regarding the potential impact of active and frequent trading in the section “More Information about Investment Strategies” in the Statutory Prospectus. In addition, please note that the Fund’s turnover rate during its most recent fiscal year was only 12%.

26. Comment. Confirm whether “Derivatives Transactions,” “Repurchase Agreements,” “Securities Lending,” “Structured Notes,” and “Transactions with Other Investment Companies,” included on pages 9, 10 and 11 of the Prospectus, are principal strategies of the Funds. If so, include disclosure relating to each in the “Investments, Risks and Performance” section for each Fund.

      Response. None of these strategies are considered “principal” and, therefore, no changes have been made.

27. Comment. Based on the disclosure included under the sub-section “Transactions with Other Investment Companies” on page 10 of the Prospectus, should a line item for Acquired Fund Fees and Expenses be added to the Annual Fund Operating Expenses table for each Fund?

      Response. The fees and expenses incurred indirectly by each Fund as a result of investment in shares of one or more acquired funds do not exceed 0.01 percent (one basis point) of the average net assets of each Fund. In accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, each Fund has included these fees and expenses (if any) under the sub-caption “Other Expenses” in lieu of including a separate line item in the table.

28. Comment. In the sub-section “Percentage Investment Limitations” on page 11 of the Prospectus, clarify that the limitations do not apply to borrowing.

      Response. The Registrant notes that, as stated in the sub-section entitled “Investment Restrictions” in the Statement of Additional Information, each Fund may not borrow money except as a temporary measure for extraordinary or emergency purposes. Therefore, the Registrant respectfully submits that the language referenced above is not applicable to any potential borrowings by the Funds.

29. Comment. Confirm whether “Structured Notes Risk” on page 17 of the Prospectus is a principal strategy of the Funds. If so, include disclosure in the “Investments, Risks and Performance” section for each Fund.

      Response. This strategy is not considered “principal” and, therefore, no changes have been made.

30. Comment. Per Item 11(a)(3) of Form N-1A, clarify on what holidays the Funds’ shares will not be priced in the first bullet in the sub-section “How Fund Shares are Priced” on page 20 of the Prospectus.

      Response. The Registrant respectfully submits that, per Instruction 1 to Item 11(a)(3), the explanation provided is sufficient because the disclosure provides as follows: “A Fund’s shares will not be priced on the days on which the NYSE is closed for trading. In addition, a Fund’s shares will not be priced on the holidays listed in the SAI. See the section ‘Net Asset Value’ in the SAI for more details.”

31. Comment. In the section “General Information” on page 20 of the Prospectus, add the relevant disclosure to the paragraph “Securities traded on foreign exchanges,” per Instruction 2 to Item 11(a)(3) of Form N-1A.

      Response. The Registrant respectfully submits that the information required per Instruction 2 to Item 11(a)(3) of Form N-1A is included in the fourth bullet point in the section above the paragraph captioned “Securities traded on foreign exchanges.”

32. Comment. Please supplementally provide the basis for the last sentence in the first paragraph under the sub-section “How to Redeem Shares” on page 23 of the Prospectus.

      Response. The payment (but not redemption) date may be delayed until the shares have been in an account for 15 days. Therefore, the word “redemption” has been revised to read “payment” in the Prospectus.

33. Comment. Per Items 13, 26 and 27 of Form N-1A, include Financial Highlights tables for each Fund under the section “Financial Highlights” on page 28 of the Prospectus.

      Response. In response to this comment, financial highlights for Institutional Class shares for each Fund have been included in the Prospectus.

34. Comment. In the first paragraph under the sub-section “Investment Restrictions” on page 3 of the Statement of Additional Information, clarify that the limitations do not apply to borrowing.

      Response. Please refer to the response to Comment 28.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing.
•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Loomis Sayles Funds I

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.